CM 3/16

SEC 05035833 ISSION

VE 3-2-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52017

RECEIVED FEB 2 3 2005 MAIL PROCESSING SECTION 185

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 AND ENDING 12/31/2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MULTIPLE FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pacifica, Suite 250
(No. and Street)

Irvine California 92618
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Henry Flammer - FINOP - (949) 753 - 2727
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Mendoza Berger Company LLP
(Name – *if individual, state last, first, middle name*)

5500 Trabuco Road, Suite 150 Irvine, Calisfornia 92620
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2005
WASH. D.C. 185 SECTION

MULTIPLE FINANCIAL SERVICES, INC.

Financial Statements and
Supplementary Information
for the Year Ended
December 31, 2004
and
Independent Auditors' Report on
Internal Control
for the Year Ended
December 31, 2004

Table of Contents

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report

Board of Directors
Multiple Financial Services, Inc.

We have audited the accompanying statement of financial condition of Multiple Financial Services, Inc., a California corporation (the Firm) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Firm's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multiple Financial Services, Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
January 19, 2005

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets:		
Cash	$	17,270
Commissions receivable		2,079
Securities owned (Note 4):		
Marketable securities		3,027
Total securities owned		3,027
Total current assets		22,376
Property and equipment, net of accumulated depreciation (Notes 2 and 3)		10,293
Deposit		920
Total assets	$	33,589

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:		
Accounts payable	$	3,098
Line of credit (Note 5)		-
Total current liabilities		3,098
Commitments (Note 6)		-
Stockholders' equity:		
Class A common stock, 1,000,000 shares authorized, 200,000 shares issued and outstanding		16,289
Additional paid-in capital		3,959
Retained earnings		10,243
Total stockholders' equity		30,491
Total liabilities and stockholders' equity	$	33,589

MULTIPLE FINANCIAL SERVICES, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Investment advisory fees	$	7,300
Variable product commissions		12,353
Mutual funds/UIT's		10,995
Private placements		40,000
New hire processing fees		11,009
Miscellaneous income		110
Dividend and interest income		33
Unrealized gain on marketable securities		192
Realized loss on marketable securities		(1,641)
Total revenues		80,351
Expenses:		
Commission and advisory fees		57,830
Telephone expense		2,046
Office supplies, postage and shipping		770
Communication expense		869
Advertising and promotions		4,029
Depreciation expense		2,805
License, permits and fees		4,521
Rent		4,947
Dues and subscriptions		1,767
Equipment rental		231
Legal and professional		2,975
Miscellaneous		1,483
Interest expense		51
Total expenses		84,324
Net loss before provision for income taxes		(3,973)
Provision for income taxes (Note 2)		800
Net loss	$	(4,773)

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Class A Common Stock				
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance at December 31, 2003	200,000	$ 16,289	$ 3,959	$ 19,216	$ 39,464
Stockholder's distribution	-	-	-	(4,200)	(4,200)
Net loss	-	-	-	(4,773)	(4,773)
Balance at December 31, 2004	200,000	$ 16,289	$ 3,959	$ 10,243	$ 30,491

MULTIPLE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:	
Net loss	$ (4,773)
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	2,805
Realized loss on marketable securities, net	1,641
Unrealized gain on marketable securities, net	(192)
(Increase) decrease in operating assets:	
Commissions receivable	363
Deposit	638
Increase (decrease) in operating liabilities:	
Accounts payable	916
Total adjustments	6,171
Net cash provided by operating activities	1,398
Cash flows from investing activities:	
Purchase of marketable securities	(4,437)
Sale of marketable securities	17,324
Purchase of property and equipment	(2,035)
Net cash used in investing activities	10,852
Cash flows from financing activities:	
Stockholder's distributions	(4,200)
Net cash used in financing activities	(4,200)
Increase in cash	8,050
Cash at beginning of the year	9,220
Cash at end of the year	$ 17,270
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Income taxes	$ 800

See independent auditors' report and accompanying notes

1. BUSINESS DESCRIPTION

Multiple Financial Services, Inc., a California corporation, (the Firm) is a registered Securities Broker-Dealer and a member of the National Association of Securities Dealers (NASD) and is engaged in the following business activities; 1) Mutual fund retailer 2) Broker or dealer selling variable life insurance or annuities 3) Investment advisory services and 4) Private placement of securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statements have been prepared using the accrual basis of accounting. Investment advisory fees and commissions are recognized when earned. Expenses are recognized when cash is disbursed or an obligation has been incurred and the amount of the expense can be reasonably estimated.

Property and Equipment and Depreciation

Property and equipment are recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, currently 5 to 7 years. Repairs and maintenance costs are expensed as incurred and expenditures for additions and major improvements are capitalized.

Income Taxes

The Firm is an S-Corporation for income tax purposes and, accordingly, income or loss of the Firm flows through to the individual stockholder. California tax of $800 was recorded for the year ended December 31, 2004.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at December 31, 2004:

Property and equipment	$	16,775
Less: accumulated depreciation		(6,482)
	$	10,293

Depreciation expense charged to operations was $2,805 for the year ended December 31, 2004.

4. SECURITIES OWNED

The Firm's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value on the balance sheet in current assets, with the change in fair value during the period included in earnings.

	Gross Unrealized Gain		Gross Unrealized Loss		Fair Value	
Trading securities:						
Marketable equity securities	$	192	$	-	$	3,027

Realized gains and losses are determined on the basis of actual results on investments. During 2004, sales proceeds and gross realized loss on marketable securities were:

Sale proceeds	$	17,324
Gross realized loss	$	1,641

5. LINE OF CREDIT

The Firm has an unsecured $10,000 line of credit with a bank, which bears interest at the prime rate plus an increment based on the Firm's credit score. The line of credit is guaranteed by the Firm's major stockholder. The agreement expires September 10, 2005. No amounts were outstanding against this line of credit at December 31, 2004.

6. COMMITMENTS

The Firm entered into a six month operating lease for its office facilities commencing in September 2003 and which expired in February 2004. The Firm paid $4,947 in rent during 2004. The Firm is currently on a month to month lease and pays $458 per month.

Supplementary Information

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Net capital:		
Total stockholders' equity		$ 30,491
Total stockholders' equity qualified for net capital		30,491
Deductions:		
Non-allowable assets:		
Commissions receivable	$ 2,079	
Property and equipment, net	10,293	
Deposit	920	13,292
Tentative net capital		17,199
Haircuts		
Money market account	308	
Marketable securities	454	762
Net capital		$ 16,437
Aggregate indebtedness:		
Items included in statement of financial condition		
Accounts payable		$ 3,098
Total aggregate indebtedness		$ 3,098
Computation of basic net capital requirement		
Minimum net capital required		$ 5,000
Excess net capital		$ 11,437
Ratio: Aggregate indebtedness to capital		0.19 to 1

Reconciliation with Company's computation (included in Part II-A of Form X-17A-5 as of December 31, 2004):	
Net capital as reported in Company's Part II-A (unaudited) FOCUS report	$ 15,942
Disallowed commissions receivable	(2,079)
Adjustment for erroneously disallowed marketable securities	3,027
Difference between haircuts reported and haircuts recalculated	(453)
Net capital per above	$ 16,437

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Not applicable.

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2004

Not applicable.

MULTIPLE FINANCIAL SERVICES, INC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2004

Not applicable.

MENDOZA
BERGER
COMPANY, L.L.P.
Certified Public Accountants

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Board of Directors
Multiple Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Multiple Financial Services, Inc. (the Firm), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Firm including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule

5500 Trabuco Road, Suite 150 • Irvine, CA 92620 • 949.387.9850 • Fax 949.387.9652

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, California
January 19, 2005